SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13D
		      Under the Securities Exchange Act of 1934
				Amendment No. 1


		     	        InFocus Corporation
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

				    45665B106
			          (CUSIP Number)

			     Mr. Scott B. Bernstein
			    Caxton Associates, L.L.C.
			   731 Alexander Road, Bldg. 2
			   Princeton, New Jersey 08540
			         (609) 419-1800
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

			  	    12/19/2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton International Limited

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    3,726,889

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    3,726,889

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    3,726,889

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     9.3%

 (14) Type of Reporting Person (See Instructions).
     CO

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    GDK, Inc.

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     BD

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    A.R.T. Advisors, LLC
    13-4196796

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Sosnick, Aaron

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     IN

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton Associates, L.L.C.
    22-3430173

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    3,948,000

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    3,948,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    3,948,000

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     9.9%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Kovner, Bruce

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    3,948,000

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    3,948,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    3,948,000

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     9.9%

 (14) Type of Reporting Person (See Instructions).
     IN


Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended by the following:

     Caxton International has expended an aggregate of $16,066,104.13 (excluding commissions, if any) to purchase 4,493,317 shares of Common Stock of the Company. Caxton International received proceeds of $3,679,462.05 (excluding commissions, if any) from sales of 766,428 shares of Common Stock. The purchase price for such acquired shares was paid out of Caxton International's working capital.


Item 5.  Interest in Securities of the Issuer

Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended by the following:

(a) (i) Caxton International beneficially owns 3,726,889 shares of Common Stock, representing approximately 9.3% of the total shares of Common Stock issued and outstanding.

     (v) Caxton Associates beneficially owns 3,948,000 shares of Common Stock, representing approximately 9.9% of the total shares of Common Stock issued and outstanding.

     (vi) Mr. Kovner beneficially owns 3,948,000 shares of Common
      Stock, representing approximately 9.9% of the total shares of Common Stock issued and outstanding.

Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended by the following:

(c) (i) Caxton International acquired additional shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between October 21 and December 20, 2006. See Schedule A for disclosure of (1) the date,
     (2) the price and (3) the amount of shares purchased by Caxton International during the past 60 days.

     (ii) Besides Caxton International, no other reporting person or Listed Person as listed in Schedules C, D, or E has executed any transactions during the past 60 days.

Item 7.  Material to Be Filed as Exhibits

     There is filed herewith as Exhibit 1 a written agreement relating to the filing or joint acquisition statements as required by Rule 13d-1(f)(1) under the Exchange Act.


Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Caxton International Limited

Date: 12/21/2006			/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 12/21/2006	 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

					GDK, Inc.

Date: 12/21/2006			/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer

Date: 12/21/2006	 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

					A.R.T. Advisors, LLC

Date: 12/21/2006			/s/ Andrew Waldman
					Name: Andrew Waldman
					Title:  Authorized Representative

Date: 12/21/2006			/s/ Aaron Sosnick
					Name: Aaron Sosnick
					Title: signed by Andrew Waldman
					       as Authorized Representative

					Caxton Associates, L.L.C.

Date: 12/21/2006	 		/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary

Date: 12/21/2006			/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


Schedule A

Caxton International Limited

			No of Shares			Price Per Share
Trade Date		Purchased (Sold)		(Excluding Commission)

26-Oct-06		   700				2.7600
27-Oct-06		24,000				2.8066
30-Oct-06		50,000				2.7578
31-Oct-06		 2,300				2.7700
01-Nov-06		 1,054				2.7572
02-Nov-06		75,000				2.6660
03-Nov-06		25,000				2.6344
06-Nov-06		10,000				2.6005
09-Nov-06		10,000				2.4913
10-Nov-06		 7,200				2.5439
14-Nov-06		10,000				2.5145
17-Nov-06		15,000				2.5033
20-Nov-06		24,200				2.4598
21-Nov-06		 9,800				2.4801
22-Nov-06		 9,605				2.4881
24-Nov-06		   200				2.5000
27-Nov-06		15,000				2.5403
28-Nov-06		15,000				2.4687
29-Nov-06		 4,400				2.5020
01-Dec-06		10,000				2.5925
04-Dec-06		 5,000				2.5820
05-Dec-06		 8,000				2.5248
06-Dec-06		 5,000				2.5704
07-Dec-06		 5,000				2.5454
08-Dec-06		10,000				2.5204
11-Dec-06		10,000				2.5036
12-Dec-06		 5,000				2.5056
13-Dec-06		10,000				2.4997
14-Dec-06		 5,000				2.5096
15-Dec-06		 5,000				2.5322
18-Dec-06		 5,000				2.5984
19-Dec-06		 5,000				2.6174
20-Dec-06		 5,000				2.6227



Exhibit Index

Exhibit 1 - Joint Acquisition Statement Pursuant To Rule 13d-1(k)(1).